

November 15, 2019

Erica Chaffee
Chief Financial Officer
Sterling Real Estate Trust
1711 Gold Drive South, Suite 100
Fargo, ND 58103

> **Re: Sterling Real Estate Trust**
> **Form 10-K for the year ended December 31, 2018**
> **Filed March 15, 2019**
> **File No. 000-54295**

Dear Ms. Chaffee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Estimated Value of Units/Shares, page 52

1. We note your disclosure of the methodologies used to determine the estimated fair value of your shares in 2018 and 2017. We refer you to our comment letter dated April 27, 2017 in which we asked you to clarify that 1) the value was not determined based on, nor intended to comply with, fair value standards under US GAAP and 2) the value may not be indicative of the price you would get for selling the assets in their current condition. Consistent with your response letter dated May 18, 2017, please confirm that you will revise all future periodic filings to include these disclosures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at 202-551-6216 or Kristi Marrone, Staff Accountant, at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction